Exhibit 99.4

Appendix 3E

Daily share buy-back notice

Rule 3.8A

Appendix 3E

Daily share buy-back notice

(except minimum holding buy-back and

selective buy-back)

Information and documents given to ASX become ASX’s property and may be made public.

Name of entity	ABN/ARSN
James Hardie Industries plc	097 829 895

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	On-market buy-back

2	Date Appendix 3C was given to ASX	23 May 2013

Total of all shares/units bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day

3	Number of shares/units bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	2,025,214[1]	65,000

4	Total consideration paid or payable for the shares/units	$26,263,429.00	$890,279.00

[1]	Appendix 3Es dated 27 March and 22 April 2014 inadvertently recorded 1,804,214 and 1,859,214 shares bought back instead of 1,840,214 and 1,895,214 respectively. Accordingly, the number of shares bought back before the previous day as recorded in the Appendix 3E dated 23 April 2014 was updated to 1,960,214 to reflect the correct number of shares bought back as at that date.

Appendix 3E

Daily share buy-back notice

		Before previous day	Previous day

5	If buy-back is an on-market buy-back	Highest price paid: A$15.50 Lowest price paid: A$8.98	Highest price paid: A$13.79 Lowest price paid: A$13.61 Highest price allowed under rule 7.33: A$14.0511

How many shares/units may still be bought back?

6	If the company/trust has disclosed an intention to buy back a maximum number of shares/units – the remaining number of shares/units to be bought back	19,992,520 CUFS / ordinary shares

Compliance statement

1.	The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2.	There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here:	/s/ Natasha Mercer	Date: 24 April 2014
(Company Secretary)

Print name:	Natasha Mercer

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